

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Tom Daniells
Senior Vice President, General Counsel
Indus Realty Trust, Inc.
641 Lexington Avenue
New York, NY 10022

       Re: Indus Realty Trust, Inc.
           Registration Statement on Form S-3
           Filed July 30, 2021
           File No. 333-258328

Dear Mr. Daniells:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melanie Singh at (202) 551-4074 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Lewis W. Kneib